

Mail Stop 3561

January 5, 2018

Robert D. Ferris
Chief Executive Officer
VirTra, Inc.
7970 S. Kyrene Rd.
Tempe, AZ  85284

      **Re:**     **VirTra, Inc.**
               **Amendment No. 2 to**
               **Offering Statement on Form 1-A**
               **Filed December 22, 2017**
               **File No. 024-10739**

Dear Mr. Ferris:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our October 6, 2017 letter.

Cover Page

1. We note that you are offering a minimum of 1,428,571 and a maximum of 2,857,142 shares of common stock.  We also note the statement that the minimum and maximum number of shares being offered was computed based on an assumed offering price of $3.50 per share, the midpoint of the price range.  To the extent there will be an increase or decrease in the volume of securities being offering after qualification and once the offering price has been determined, please confirm your understanding of the limitations and filing requirements set forth in Securities Act Rule 253(b) and the note thereto.  In particular, please confirm your understanding that additional securities may only be offered pursuant to a new offering statement or a post-qualification amendment.

       You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc:    Lazarus Rothstein, Esq.
       Legal & Compliance, LLC